Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

January 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bernard Nolan

Larry Spirgel

Kathleen Collins

Frank Knapp

Re:	Procore Technologies, Inc.

Draft Registration Statement on Form S-1

Submitted November 21, 2019

CIK No. 0001611052

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (“Procore” or the “Company”), we are submitting this letter and the following information in response to a letter, dated December 17, 2019, from the staff (the “Staff”) of the Division of Corporation Finance Office of Technology of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on November 21, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.	Please include subscription backlog disclosure amounts as of a recent date and as of a comparable date in the preceding fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

The Company respectively advises the Staff that it discloses remaining performance obligations on pages 71 and 72 of the Amended Draft Registration Statement. Remaining performance obligations represent the contracted transaction price under the Company’s subscriptions that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancellable subscriptions

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U.S. Securities and Exchange Commission

January 13, 2020

Page Two

that will be invoiced and recognized as revenue in future periods. The Company considers remaining performance obligations to be its backlog as it represents firm non-cancellable orders for which the Company has not yet recognized revenue, and that the disclosure of remaining performance obligations therefore addresses the requirements of Item 101(c)(1)(viii) of Regulation S-K. The Company advises the Staff that it will update the disclosure on page 72 of the Amended Draft Registration Statement to add the remaining performance obligations as of December 31, 2019, when the Company further amends the Amended Draft Registration Statement to include its audited financial statements for the year ended December 31, 2019.

The Offering, page 11

2.	Please highlight the combined voting power of the executive officers, directors, and persons holding more than five percent of your outstanding capital stock following this offering.

In response to the Staff’s comment, the Company has revised page 11 of the Amended Draft Registration Statement.

Risk Factors

Certain Provisions in our charter documents and under Delaware law …, page 42

3.

Please enhance the reference to the classified board of directors by also disclosing that no director may be removed from office except for cause and upon the approval of not less than two-thirds of the total voting power of all your outstanding voting stock.

In response to the Staff’s comment, the Company has revised page 42 of the Amended Draft Registration Statement.

Market and Industry Data, page 47

4.

Certain statistical information in the prospectus is based on FMI and Frost & Sullivan research reports that you commissioned. Your first reference to these reports should indicate that the underlying reports were commissioned by the company. Also, if you commissioned these reports for use in connection with this registration statement, please file consents as exhibits to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

In response to the Staff’s comment, the Company has revised page 5 of the Amended Draft Registration Statement to indicate that the Frost & Sullivan research report was commissioned by the Company. The Company respectfully advises the Staff that the Company will not include statistical information based on the FMI research report in the Amended Draft Registration Statement. The Company has filed the consent related to the Frost & Sullivan research report as an exhibit to the Amended Draft Registration Statement.

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U.S. Securities and Exchange Commission

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Page Three

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Factors Affecting Our Performance, page 60

5.

You present various measures, both here and in the Prospectus Summary, on either a cumulative to-date basis or by providing a comparison of 2017 and 2019. Please revise to present comparative information for such measures for each period presented. For example, provide the number of projects, annual construction volume, number of users, customer count and number of customers with ARR greater than $100,000 for each period for which financial statements are provided.

In response to the Staff’s comment, the Company has revised page 61 of the Amended Draft Registration Statement to present comparative information for each period presented with respect to the number of customers and number of customers with ARR greater than $100,000. These two measures and net retention rate are important factors that management uses to drive strategic business decisions and evaluate the health of the business. The Company advises the Staff that certain other measures presented in the Prospectus Summary, such as the number of projects, construction volume, and change orders on the Company’s platform, are not important factors used by management and are therefore not tracked by management on a quarterly or annual basis. These measures are presented in the Draft Registration Statement to provide investors with a better understanding of the scale of construction activity on the Company’s platform.

6.

Please expand your discussion of annualized recurring revenue to clarify how you calculate such measure. For instance, specify what “point in time” is used to determine such measure and explain how subscriptions that are subject to renewal in the near future and escalated billing terms are factored into such calculations.

In response to the Staff’s comment, the Company has revised page 61 of the Amended Draft Registration Statement.

7.

We note that you intend to disclose the total number of users engaging with your platform and the percentage of such total that were collaborators. Since the success of building your revenue base is, in part, dependent upon converting collaborators to paying customers, tell us how you considered disclosing the number or percentage of collaborators that converted to paying customers for each period presented.

The Company respectfully advises the Staff that, while one aspect of the Company’s business model is designed to encourage rapid, widespread adoption of its products by allowing for unlimited users, which the Company believes creates a flywheel effect to increase the number of collaborators who become paying customers over time, the Company does not actively track the number or percentage of collaborators that convert to paying customers. Additionally, the Company does not quantify the actual conversion rate as it would be difficult to determine with any level of precision. Collaborators may use a variety of different log-in credentials and devices to access the Company’s platform, and therefore, the Company is unable to accurately determine which collaborators become customers.

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U.S. Securities and Exchange Commission

January 13, 2020

Page Four

Results of Operations

Comparison of the Years Ended December 31, 2017 and 2018, page 64

8.

Approximately 60% of the increase in revenue in 2018 was attributable to growth from existing customers, and such growth was driven not only by existing customers who expanded their subscriptions but also the recognition of deferred revenue associated with new subscriptions that you sold during 2017. As such, please revise to clarify the extent to which revenue increased due to existing customers expanding their use of your platform. Further, identify and quantify the factors that contributed to expansion of existing customer subscriptions. In this regard, you state that you have historically achieved growth in existing customers’ annual spend by selling additional construction volume or products as well as through price increases. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised page 66 of the Amended Draft Registration Statement to clarify the reasons for the increase in revenue in 2018.

The Company respectfully advises the Staff that its systems only track the net change in revenue from customers and do not quantify individual factors that contribute to the increase in revenue from customers. The Company’s customers frequently add new construction volume and products at the same time, and the Company may also apply price increases at that time. The Company only tracks the dollar impact of the overall increase and not the individual factors. Accordingly, the Company is unable to quantify the individual factors that contributed to the increase in revenue from its existing customers. The Company believes that the disclosure of (i) customers that contributed more than $100,000 of annual recurring revenue and (ii) the Company’s net retention rate on, each on page 61 of the Amended Draft Registration, support the “land and expand” nature of the Company’s business.

Business

Our Platform, page 86

9.

You state that access to the App Marketplace is free for both your customers and third-party developers. Please clarify whether your customers incur any fees should they choose to access and use a particular app. If so, tell us whether the company earns any fees or commissions should that occur and the amount of revenue from such usage for each period presented. Also, to the extent material, please expand your disclosures to include a discussion of such arrangements and the related revenue.

In response to the Staff’s comment, the Company has revised page 89 of the Amended Draft Registration Statement.

Our Customers, page 95

10.

Please clarify whether any organization accounted for 10% or more of your revenue in 2017 and 2018. In this regard, you state that a single organization with separate subsidiaries, segments, or divisions that subscribe to one or more of your products may represent multiple customers, as you treat each entity that is invoiced separately as a unique customer. We note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer for the purpose of disclosure regarding customer concentration. Refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company advises the Staff that it has revised the definition of a customer on page 61 of the Amended Draft Registration Statement such that a single entity with multiple subsidiaries, segments, or divisions that subscribe to one or more of the Company’s products is counted as a single customer. In response to the Staff’s comment, the Company has revised page 96 of the Amended Draft Registration Statement.

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U.S. Securities and Exchange Commission

January 13, 2020

Page Five

Executive Compensation

Fiscal Year 2019 Corporate Bonus Plan, page 106

11.

You disclose that the Bonus Plan provides for payments based on the achievement of “certain corporate performance goals.” Without disclosing target levels, please briefly describe the underlying corporate performance measures. Refer to Item 402(o)(5) of Regulation S-K. Also, file the plan as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 107 of the Amended Draft Registration Statement. The Company will file the applicable document containing bonus information for named executive officers as an exhibit to a future amendment to the registration statement.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

12.	Please explain further why the report of your independent registered public accounting firm was dual dated for the effects of disclosing net loss per share information.

The Company advises the Staff that the Company’s independent registered public accounting firm’s report was dual dated because the net loss per share information was not included in the financial statements originally available to be issued on July 30, 2019. The Company’s independent registered public accounting firm performed procedures to audit the net loss per share information after the date the financial statements were originally available to be issued.

Notes to Consolidated Financial Statements

Note 12. Stock-based Compensation, page F-31

13.

Please provide us with a breakdown of all options and restricted stock units granted to date in fiscal 2019 and include the fair value of the underlying common stock at the date of such grants as determined by your board of directors. To the extent there were any significant fluctuations in the fair value prices from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

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U.S. Securities and Exchange Commission

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Page Six

In response to the Staff’s comment, the Company has set forth in the table below the stock options and restricted stock units granted by the Company in 2019, along with the fair value of the underlying common stock at the date of such grants as determined by the Company’s board of directors (the “Board”) on the date of grant.

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Number of Shares of Common Stock Underlying RSU Awards Granted	Exercise Price of Options	Fair Value Per Share of Common Stock on the Date of Grant
March 27, 2019	1,348,750	—	$21.32	$21.32
April 8, 2019	150,000	150,000	$21.32	$21.32
June 4, 2019	2,536,146	131,500	$22.63	$22.63
August 30, 2019	849,987	629,170	$24.48	$24.48
September 5, 2019	85,000	60,000	$24.48	$24.48
November 26, 2019	316,500	301,583	$30.34	$30.34

In addition to the awards included in the table above, in connection with the Company’s acquisition of Honest Buildings, Inc., on July 30, 2019, the Company also assumed and converted outstanding restricted stock awards and options to purchase shares of common stock of Honest Buildings into an aggregate of 334,665 shares of the Company’s common stock (including options to purchase shares of the Company’s common stock) based on a defined exchange ratio set forth in the merger agreement between the Company and Honest Buildings, which was also used to calculate the exercise prices of the assumed options based on the exercise prices of such options on their original date of grant.

The fair value per share of the Company’s common stock has been determined at each grant date by the Board, taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation. The Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each grant date, including the Company’s historical performance, financial condition and prospects, the value of companies that the Company considers peers, recent private stock sale transactions, the economic and competitive environment, the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock, and the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”). In connection with the grant of stock-based awards on November 26, 2019, the Board determined, with input from management and a contemporaneous third-party valuation, that the fair value of the Company’s common stock was $30.34 per share, a 24% increase from the Board’s determination of the fair value of the Company’s common stock on September 5, 2019. Along with the other factors described above and on pages F-31—F-34 of the Amended Draft Registration Statement, the primary drivers for this increase in the fair value of the Company’s common stock were:

•

the consummation of the Company’s Series I preferred stock financing, the first portion of which closed on September 24, 2019, in which the Company issued 2,112,744 shares of redeemable preferred stock at a price of $37.87 per share;

•	the increased likelihood of the Company achieving an IPO as a result of:

•	the Company’s selection of joint bookrunners for the IPO on September 12, 2019;

•	the organizational meeting with the working group for the IPO on September 26, 2019; and

•

the subsequent drafting sessions, during which the Company and bookrunners discussed recent IPOs of comparable companies, and ultimate submission of the Draft Registration Statement to the Commission on November 21, 2019;

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Page Seven

•

an updated group of peer companies included in an independent third-party valuation of the Company’s common stock as of October 15, 2019 (the “October 2019 Valuation”). In particular, the October 2019 Valuation included three additional companies that were not previously included in third-party valuations of the Company’s common stock: Crowdstrike, Pagerduty and Slack. Despite the fact that these comparable companies do not operate businesses similar to the Company, Crowdstrike, Pagerduty and Slack were added to the list of comparable companies as they represent the type of high-growth software companies the Company expects investors in the IPO will view as comparable to the Company, especially given that they have growth rates similar to the Company’s and had recently completed their own respective initial public offerings or direct listing, as applicable. The inclusion of these additional companies resulted in an increase in the multiples applied to the Company’s forecasted 2019 and 2020 revenue in the October 2019 Valuation. Additionally, prior to the October 2019 Valuation, these companies had very limited histories as publicly-traded companies, but by the time of the October 2019 Valuation, the common stock of each of these companies had traded publicly for at least 90 days; and

•	an increase in the weighted average price of secondary market transactions for the Company’s common stock from $25.33 per share to $28.54 per share.

14.

Please clarify whether the cumulative catch-up adjustment that you intend to record upon effectiveness of this registration statement relates to both the July 2018 and September 2018 restricted stock unit grants. In this regard, it appears that these grants have different performance vesting conditions. To the extent you intend to record a catch-up adjustment for the July 2018 grants, please explain to us how you considered the continued service condition of the executives in accounting for such grants.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will record a cumulative catch-up adjustment for both the July 2018 and September 2018 awards. As disclosed in the Draft Registration Statement on pages 76 and F-34, both sets of awards contain a service condition and a performance condition to vest.

For the July 2018 awards, the grant date was established in July 2018, and the awards vest over a period of four years commencing on the IPO date. As the IPO is not probable, the Company will not record any expense prior to the IPO date. If the IPO does not occur the awards do not vest. Continued service subsequent to the IPO is required for the employees to satisfy the service condition and fully vest in these awards. The employee must provide services and remain employed from the grant date through the service period defined in the award to fully vest in the awards. As such, the implied service period for these awards includes the time period between the grant date and the IPO plus the four years following the IPO.

For the September 2018 awards, the grant date was established in September 2018, and the service period is satisfied over a period of three years commencing on the grant date. However, these awards do not vest unless the performance condition is satisfied. The performance condition is either an IPO or change in control. As the IPO or change in control is not probable, the Company will not record any expense prior to concluding the performance condition is probable of being satisfied. Based on the expected timing for the Company’s IPO, continued service will be required subsequent to the IPO to satisfy the service condition and fully vest in these awards.

The amount of the cumulative catch-up adjustment at the IPO date for both the July 2018 and September 2018 awards is not for the entire grant date fair value because the employees will continue to be required to provide service post-IPO. Rather, upon the IPO, the Company will recognize a cumulative catch-up adjustment for the portion of the service period completed by the employees from the grant date through the IPO date. The Company will continue to recognize additional expense subsequent to the IPO based on the remaining service period required by the employee to vest in the award.

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U.S. Securities and Exchange Commission

January 13, 2020

Page Eight

Exhibits

15.	Please file your credit agreement with Silicon Valley Bank as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, or advise.

In response to the Staff’s comment, the Company advises the Staff that it will file the Credit Agreement with Silicon Valley Bank as an exhibit to a future amendment to the registration statement.

16.

We note that you will enter into employment agreements or offer letters with each of your named executive officers prior to the completion of this offering. Please file such agreements or letters as exhibits to the registration statement when available. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company advises the Staff that it will file the employment agreements or offer letters with each of the Company’s named executive officers when they are available.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company will provide copies of any and all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

18.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company has not yet determined what graphical materials or artwork it intends to use in its prospectus. The Company undertakes to include any additional graphical materials or artwork in a future pre-effective amendment to the registration statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

*        *        *

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U.S. Securities and Exchange Commission

January 13, 2020

Page Nine

Please contact me at (415) 693-2031, Jon Avina of Cooley LLP at (650) 695-5307 or Peter Mandel of Cooley LLP at (415) 693-2102 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Jon Avina, Cooley LLP

Brad Libuit, Cooley LLP

Peter Mandel, Cooley LLP

Steven Stokdyk, Latham & Watkins LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

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